Conversion of Redeemable Convertible Preferred Shares by
Korea Deposit Insurance Corporation

On August 21, 2006, Korea Deposit Insurance Corporation exercised its conversion rights on the redeemable convertible preferred shares (the “RCPS”) Shinhan Financial Group (the “Group”) issued in connection with the acquisition of Chohung Bank in August 2003. The following are the details of the conversion.

1.	Name of Shareholder: Korea Deposit Insurance Corporation (“KDIC”)

2.	Number of Shares to be Converted: 22,360,301 shares

*	In November 2005, KDIC converted 22,360,302 shares, or 50% of 44,720,603 shares, of RCPS it had been holding since August 2003. On August 21, 2006, KDIC decided to convert the remaining 22,360,301 shares of RCPS into the Group’s common shares.

3.	Conversion ratio: 1 to 1 (1 share of RCPS will be converted into 1 share of common share.)

4.	KDIC’s rights as a shareholder of our common stock will take effect starting from August 21, 2006

5.	Change of the Group’s total outstanding shares after the conversion

(Unit: number of shares)

Types of Shares	Before Conversion	After Conversion	Change
Common Shares	359,207,313	381,567,614	22,360,301

Redeemable Preferred Shares 1)	39,767,169	39,767,169	—

Redeemable Convertible Preferred Shares	22,360,301	—	-22,360,301

Total number of shares	421,334,783	421,334,783	—

1)	In August 2003, the Group issued 52,583,961 shares of Redeemable Preferred Shares (“RPS”) in connection with the acquisition of Chohung Bank, of which 12,816,792 shares of RPS were redeemed on August 21, 2006.

6.	The new common shares are expected to be listed on the Korea Exchange in late August, 2006.